SEC MAIL PROCESSING RECEIVED APR 08 2015 WASH. D.C. 201 SECTION

15026112

SECURIT[illegible] [illegible]IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Lowell & Conger, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 Main Street
(No. and Street)

New Woodstock (City) NY (State) 13122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fitzgerald 315-662-7450
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, LLC
(Name - *if individual, state last, first, middle name)*

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leigh Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Lowell & Conger, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Executive Officer
Title

Notary Public

HEIDI OUDERKIRK
Notary Public - State of New York
No. 01-OU6209497
Qualified in Madison County
My Commission Expires 07/27/2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CLAYTON, LOWELL & CONGER, INC.

Statement of Financial Condition

December 31, 2014

Clayton, Lowell & Conger, Inc.
Financial Statement Index
December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE, NEW YORK, NY 10178
(212) 251-3309

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Clayton, Lowell & Conger, Inc.

We have audited the accompanying statement of financial condition of Clayton, Lowell & Conger, Inc. (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our adverse opinion.

As discussed in Note 1, the Company's statement of financial condition is not presented on the consolidation basis of accounting. In our opinion, that presentation is required to conform with accounting principles generally accepted in the United States of America. The Company has not included the balances of its wholly owned subsidiary within the statement of financial condition.

In our opinion, because of the significance of the matter discussed in the above paragraph, the statement of financial condition referred to above does not present fairly, the financial position of the Company as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
April 7, 2015

Clayton, Lowell & Conger, Inc.
Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 81,045
Receivable from clearing broker	10,313
Prepaid expenses	17,388
Fixed assets, net	24,011
Clearing deposit	50,094
Investment in affiliates	1,021,250
Total Assets	$1,204,101
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 8,937
Accounts payable and accrued expenses	45,483
Taxes payable	33,683
Loan payable	22,971
	111,074
Stockholder's equity	
Common stock, no par value, 200 shares authorized, 181 shares issued and outstanding	107,887
Additional paid in capital	410,599
Retained earnings	574,541
	1,093,027
Total Liabilities and Stockholder's Equity	$1,204,101

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION AND DEPARTURE FROM GAAP DISCLOSURE

Clayton, Lowell & Conger, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was incorporated in New York State in 1997.

The Company owns another broker dealer, Ridgeway & Conger, Inc. ("Ridgeway") who in turn is the majority owner of a third broker dealer, Adirondack Trading, LLC ("Adirondack"). The accompanying financial statement only includes the accounts of the Company on an unconsolidated basis. Such accounts are generally prepared in accordance with Generally Accepted Accounting Principles, except that the Company's ownership of the accounts of Ridgeway and Adirondack (through Ridgeway) is reflected on the accompanying financial statement on the cost basis of accounting. Generally Accepted Accounting Principles require that financial statements of a Company that owns or controls other entities shall be shown on a consolidated basis. Therefore, the attached financial statement is in accordance with Generally Accepted Accounting Principles, except for the fact that accounts of the controlled entities are not consolidated or otherwise reflective of the financial condition of the controlled entities.

However, and as further described in note 4, the Company is subject to Net Capital Rules of the Securities and Exchange Commission. The aforementioned departure from GAAP has no impact on the calculation of Net Capital under the rule, as each entity only includes its own accounts in the calculation of Net Capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Fixed Assets

Fixed assets are recorded at cost. Depreciation and amortization are computed using the straight line method over the estimated useful lives of the assets, or on the case of leasehold improvements, the lesser of the estimated useful life of the asset or the term of the related lease.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. The Company only effects trades on an agency or riskless principal basis, and as such never holds securities positions.

Clearing Arrangements

The Company has a clearing agreement with its clearing broker, Cor Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to the clearing agreement, the Company maintains a clearing deposit with the Clearing Broker.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2014. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Bad Debts
Receivables are reviewed on a regular and continual basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will either be reserved for or written off.

Income Taxes
The Company has elected to be taxed as a Subchapter S Corporation; therefore no tax provision has been reflected in the accompanying financial statement. The shareholders are liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the state of New York are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2011.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company's Net Capital was $30,378 which was $22,973 above the required Net Capital of $7,405. At December 31, 2014, the Company's ratio of Aggregate Indebtedness to Net Capital was 3.66 to 1.

See also Footnote 9.

4. RELATED PARTY TRANSACTIONS

The Company leases office space from a shareholder on a month to month basis. No amounts were due as of December 31, 2014.

5. FIXED ASSETS

As of December 31, 2014, fixed assets consisted of the following:

Leasehold improvements	$	38,709
Furniture and equipment		8,369
Land		5,000
Less: Accumulated depreciation and amortization		(28,067)
	$	24,011

6. LOANS PAYABLE

The Company has a credit line with its bank at an annual interest rate of 6.75%. As of December 31, 2014, $22,971 was outstanding.

7. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2014 and through the date of this report there were no such claims.

8. CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Clearing broker extends credit to the customer subject to the requirements terms of a margin lending agreement. The Company is responsible to monitor compliance with these requirements, and when necessary collecting additional margin deposits on behalf of the Clearing broker from the customer. The Company is ultimately responsible for the failure of a customer to comply with the terms of its agreement with the Clearing broker.

9. SUBSEQUENT EVENTS

During January 2015, the firm's net Capital went below the minimum required by Rule 15c3-1. Upon discovering the deficiency, the owner of the firm promptly contributed additional capital and the firm came back into compliance. As of the date of these financial statements, the firm continues to maintain adequate net capital levels in accordance with the rules.

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no additional subsequent events requiring disclosure in this financial statement.